SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
                                  (CHECK ONE):

[  ] Form 10-K    [  ] Form 20-F    [ X ] Form 10-Q        [  ] Form N-SAR

For Period Ended: September 30, 1999

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

             Read Attached Instruction Sheet Before Preparing Form.

                              Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 NOT APPLICABLE

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PART I - REGISTRANT INFORMATION

    Full Name of Registrant:                        NewState Holdings, Inc.

    Former Name if Applicable:                      Racom Systems, Inc.

    Address of Principal Executive Office
    (Street and Number)                             16W. 32nd Street, Suite 801
    City, State and Zip Code                        New York, New York 10001
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PART II - RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The registrant has been unable to complete the work necessary to close its financial records for the period ending September 30, 1999 as of the date the Form 10-Q is due to be filed. The delay is the result of certain issues that arose regarding foreign currency and exchange rate conversion to be used in preparing the registrant's quarterly financial statements. The registrant's chief financial officer and staff have been diligently working in an attempt to resolve these issues in a timely manner.

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PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Alexander T. Shang,
         Chief Financial Officer                              (212) 582-3506
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      (Name)                             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         NOT APPLICABLE [ x ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       NO

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             NEWSTATE HOLDINGS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 1999        By:/s/  ALEXANDER T. SHANG
                                   -------------------------------
                                        Alexander T. Shang
                                        Treasurer and Chief Financial Officer